Exhibit 99.1

ASUR Announces Total Passenger Traffic for October 2020

On a YoY basis, passenger traffic decreased 44.9% in Mexico, 41.5% in Puerto Rico and 67.8% in Colombia

MEXICO CITY, Nov. 5, 2020 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for October 2020 decreased 50.1% when compared to October 2019. Passenger traffic decreased 44.9% in Mexico, 41.5% in Puerto Rico and 67.8% in Colombia, impacted by severe downturns in business and leisure travel stemming from the COVID-19 pandemic.

This announcement reflects comparisons between October 1 through October 31, 2020 and from October 1 through October 31, 2019. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
	October		% Chg	Year to date		% Chg
	2019	2020		2019	2020
Mexico	2,478,834	1,365,772	(44.9)	28,262,695	12,914,498	(54.3)
Domestic Traffic	1,417,569	923,189	(34.9)	13,784,943	7,056,318	(48.8)
International Traffic	1,061,265	442,583	(58.3)	14,477,752	5,858,180	(59.5)
San Juan, Puerto Rico	658,632	385,608	(41.5)	7,730,812	3,891,401	(49.7)
Domestic Traffic	595,129	374,669	(37.0)	6,910,267	3,640,380	(47.3)
International Traffic	63,503	10,939	(82.8)	820,545	251,021	(69.4)
Colombia	1,037,040	333,465	(67.8)	9,844,591	3,155,193	(67.9)
Domestic Traffic	886,874	292,305	(67.0)	8,344,540	2,704,278	(67.6)
International Traffic	150,166	41,160	(72.6)	1,500,051	450,915	(69.9)
Total Traffic	4,174,506	2,084,845	(50.1)	45,838,098	19,961,092	(56.5)
Domestic Traffic	2,899,572	1,590,163	(45.2)	29,039,750	13,400,976	(53.9)
International Traffic	1,274,934	494,682	(61.2)	16,798,348	6,560,116	(60.9)

Since March 16, 2020, various governments have issued flight restrictions for different regions of the world to limit the breakout of the COVID-19 virus. With respect to the airports ASUR operates:

As announced on March 23, 2020, neither Mexico nor Puerto Rico have issued flight bans, to date. In Puerto Rico, the Federal Aviation Authority (FAA) has accepted a request from the Governor of Puerto Rico that all flights bound to Puerto Rico land at LMM Airport, which is operated by ASUR's subsidiary Aerostar, and that all arriving passengers be screened by representatives of the Puerto Rico Health Department. On March 30, 2020, the Governor of Puerto Rico, through an executive order of indefinite term, imposed a two-week quarantine on all passengers arriving at the LMM Airport. Therefore, LMM Airport remains open and operating, albeit with substantially reduced flight and passenger volumes.

To further strengthen health controls on arrival, starting July 15, the Governor of Puerto Rico began implementing the following additional measures. All passengers must wear a mask, complete a mandatory flight declaration form from the Puerto Rico Health Department, and submit negative results of a PCR molecular COVID-19 test taken 72 hours prior to arrival to avoid having to undergo the two-week quarantine. Passengers can also opt to take the COVID-19 test in Puerto Rico (not necessarily at the airport), in order to be released from quarantine (estimated to take between 24-48 hours).

In Colombia, starting September 1, 2020, the following airports reestablished passenger commercial flights under the initial phase of the gradual connectivity plan announced by the Civil Aviation Authority: José María Córdova in Rionegro, Enrique Olaya Herrera in Medellín and Los Garzones in Montería. In addition, Carepa and Quibdó airports restarted operations on September 21, 2020, while Corozal airport restarted on October 2, 2020. International flights to Colombia resumed on September 21, 2020, albeit on a limited basis, as part of the gradual reactivation. Passengers on incoming international flights must submit negative results of a COVID-19 test taken within 96 hours of their departure to be allowed to board their flight and to enter the country.

In addition, passenger traffic in Mexico was affected by Hurricane Delta, which hit the Yucatan Peninsula as a category 2 hurricane on October 13 and 14, 2020. Cancun Airport remained closed for 16 hours starting 10:00 p.m. on October 13 while Cozumel Airport closed for 22 hours starting 5:00 pm on the same day. On October 26, 2020, the Yucatan Peninsula was hit by Hurricane Zeta, a category 1 storm. Cancun airport remained open, while Cozumel Airport was closed for 19 hours starting 5:00 pm on October 26.

Mexico Passenger Traffic
		October		% Chg	Year to date		% Chg
		2019	2020		2019	2020
Domestic Traffic		1,417,569	923,189	(34.9)	13,784,943	7,056,318	(48.8)
CUN	Cancun	758,707	591,005	(22.1)	7,462,241	4,091,857	(45.2)
CZM	Cozumel	11,085	4,967	(55.2)	158,887	51,338	(67.7)
HUX	Huatulco	57,042	30,620	(46.3)	632,923	244,504	(61.4)
MID	Merida	220,763	100,394	(54.5)	2,104,421	957,346	(54.5)
MTT	Minatitlan	12,173	6,680	(45.1)	117,488	51,212	(56.4)
OAX	Oaxaca	96,280	44,672	(53.6)	836,528	416,830	(50.2)
TAP	Tapachula	30,110	26,937	(10.5)	299,979	211,259	(29.6)
VER	Veracruz	125,608	62,207	(50.5)	1,161,016	543,366	(53.2)
VSA	Villahermosa	105,801	55,707	(47.3)	1,011,460	488,606	(51.7)
International Traffic		1,061,265	442,583	(58.3)	14,477,752	5,858,180	(59.5)
CUN	Cancun	1,011,657	419,731	(58.5)	13,682,731	5,452,097	(60.2)
CZM	Cozumel	14,750	10,857	(26.4)	301,342	165,060	(45.2)
HUX	Huatulco	1,943	365	(81.2)	109,602	78,726	(28.2)
MID	Merida	14,529	2,909	(80.0)	171,793	69,228	(59.7)
MTT	Minatitlan	441	439	(0.5)	6,428	2,706	(57.9)
OAX	Oaxaca	10,137	4,031	(60.2)	119,286	50,672	(57.5)
TAP	Tapachula	637	667	4.7	10,932	6,010	(45.0)
VER	Veracruz	5,378	1,608	(70.1)	57,727	19,890	(65.5)
VSA	Villahermosa	1,793	1,976	10.2	17,911	13,791	(23.0)
Traffic Total Mexico		2,478,834	1,365,772	(44.9)	28,262,695	12,914,498	(54.3)
CUN	Cancun	1,770,364	1,010,736	(42.9)	21,144,972	9,543,954	(54.9)
CZM	Cozumel	25,835	15,824	(38.7)	460,229	216,398	(53.0)
HUX	Huatulco	58,985	30,985	(47.5)	742,525	323,230	(56.5)
MID	Merida	235,292	103,303	(56.1)	2,276,214	1,026,574	(54.9)
MTT	Minatitlan	12,614	7,119	(43.6)	123,916	53,918	(56.5)
OAX	Oaxaca	106,417	48,703	(54.2)	955,814	467,502	(51.1)
TAP	Tapachula	30,747	27,604	(10.2)	310,911	217,269	(30.1)
VER	Veracruz	130,986	63,815	(51.3)	1,218,743	563,256	(53.8)
VSA	Villahermosa	107,594	57,683	(46.4)	1,029,371	502,397	(51.2)

Us Passenger Traffic, San Juan Airport (LMM)
		October		% Chg	Year to date		% Chg
		2019	2020		2019	2020
SJU Total		658,632	385,608	(41.5)	7,730,812	3,891,401	(49.7)
Domestic Traffic		595,129	374,669	(37.0)	6,910,267	3,640,380	(47.3)
International Traffic		63,503	10,939	(82.8)	820,545	251,021	(69.4)

Colombia Passenger Traffic Airplan
		October		% Chg	Year to date		% Chg
		2019	2020		2019	2020
Domestic Traffic		886,874	292,305	(67.0)	8,344,540	2,704,278	(67.6)
MDE	Rionegro	637,699	176,138	(72.4)	6,047,231	1,883,903	(68.8)
EOH	Medellin	96,810	54,411	(43.8)	898,458	329,343	(63.3)
MTR	Monteria	89,871	33,015	(63.3)	824,442	307,734	(62.7)
APO	Carepa	21,434	9,998	(53.4)	184,821	62,452	(66.2)
UIB	Quibdo	33,932	16,246	(52.1)	313,104	105,003	(66.5)
CZU	Corozal	7,128	2,497	(65.0)	76,484	15,843	(79.3)
International Traffic		150,166	41,160	(72.6)	1,500,051	450,915	(69.9)
MDE	Rionegro	150,166	41,160	(72.6)	1,500,051	450,915	(69.9)
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,037,040	333,465	(67.8)	9,844,591	3,155,193	(67.9)
MDE	Rionegro	787,865	217,298	(72.4)	7,547,282	2,334,818	(69.1)
EOH	Medellin	96,810	54,411	(43.8)	898,458	329,343	(63.3)
MTR	Monteria	89,871	33,015	(63.3)	824,442	307,734	(62.7)
APO	Carepa	21,434	9,998	(53.4)	184,821	62,452	(66.2)
UIB	Quibdo	33,932	16,246	(52.1)	313,104	105,003	(66.5)
CZU	Corozal	7,128	2,497	(65.0)	76,484	15,843	(79.3)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Contacts:

ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com